

82-4154

Prague, June 14, 2006

[ANNOUNCEMENT OF INFORMATION]



Komerční banka, a.s., announces that it suspends its market making activities on Komerční banka share, ISIN CZ0008019106 as from June 14th, 2006. This announcement follows the decision of Komerční banka, a.s. to buy back its own shares in the coming period in accordance with the General Assembly decision of April 26th, 2006. This measure will allow Komerční banka, a.s. to prevent any potential conflict of interest.



dlw 6/21

Komerční banka, a. s., se sídlem:
Praha 1, Na Příkopě 33 čp. 969, PSČ 114 07, IČ: 45317054
ZAPSANÁ V OBCHODNÍM REJSTŘÍKU VEDENÉM MĚSTSKÝM SOUDEM V PRAZE, ODDÍL B, VLOŽKA 1360

DATUM ÚČINNOSTI ŠABLONY 2. 4. 2001
VER E OZNAMINF.DOT 14.6.2006 11:31 DOP.